Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 15, 2016 with respect to the consolidated financial statements and internal control over financial reporting of WisdomTree Continuous Commodity Index Fund (f/k/a GreenHaven Continuous Commodity Index Fund) and WisdomTree Continuous Commodity Index Master Fund (f/k/a GreenHaven Continuous Commodity Index Master Fund) (collectively, the “Funds”) included in the Annual Report on Form 10-K for the year ended December 31, 2015, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON, LLP

Atlanta, GA
October 18, 2016